Exhibit 99.1

LE GAGA HOLDINGS LIMITED ANNOUNCES

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

HONG KONG, September 25, 2014 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or the “Company”), a leading greenhouse vegetable producer in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on October 22, 2014 beginning at 10:00 A.M. (Hong Kong time) at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong to consider and vote upon a proposal to authorize and approve the agreement and plan of merger dated as of July 30, 2014 (the “merger agreement”), among the Company, Harvest Parent Limited (“Parent”) and Harvest Merger Limited (“Merger Sub”), a company wholly-owned by Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix 1 to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (as defined below).

Under the terms of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into the Company (the “merger”), with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent after the merger. If the merger is completed, the Company will continue its operations as a privately held company and, as a result of the merger, the Company’s American depositary shares (“ADSs”), each representing 50 Shares, will no longer be listed on the NASDAQ Global Select Market (“NASDAQ”) and the ADS program will be terminated. If the merger is completed, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs) other than Excluded Shares (as defined below) will be cancelled in exchange for the right to receive $0.0812 per Share or $4.06 per ADS (less the $0.05 per ADS cancellation fee to be paid pursuant to the terms of the ADS deposit agreement dated November 3, 2010, by and among the Company, Citibank, N.A., as the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes. “Excluded Shares” are (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended) by Parent or any wholly-owned Subsidiary of Parent (including Merger Sub) immediately prior to the effective time of the merger including, each Share or ADS to be contributed to Parent by the Rollover Shareholders in accordance with a rollover and support agreement dated as of July 30, 2014 (the “rollover agreement”) entered into by Parent, Holdco and the Rollover Shareholders and each Share or ADS to be contributed to Parent by certain other shareholders of the Company in accordance with certain additional rollover agreements, if any, which are entered into, with prior notification to the special committee, by such shareholders and Parent from the date of the merger agreement until the closing date of the merger and (ii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenter rights pursuant to Section 238 of the Cayman Companies Law (the “Dissenting Shares”). The Excluded Shares (other than Dissenting Shares) will be cancelled at the effective time of the merger for no consideration. The Dissenting Shares will be cancelled at the effective time of the merger for the right to receive the fair value of such Shares as determined in accordance with the provisions of the Cayman Companies Law.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, recommends that the shareholders and ADS holders vote FOR, among others, the proposal to authorize and approve the merger agreement, the plan of merger and the transactions completed thereby, including the merger.

Shareholders of record at the close of business in the Cayman Islands on October 13, 2014 will be entitled to attend and vote at the EGM and any adjournment thereof. As the record holder of the Shares represented by ADSs, Citibank, N.A., the ADS depositary, will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the EGM in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on September 29, 2014, the ADS record date. Additional information regarding the EGM and the merger agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website www.sec.gov. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Le Gaga Holdings Limited (NASDAQ:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions for the Merger may not be satisfied or waived, and other risks and uncertainties discussed in Le Gaga’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Le Gaga does not undertake any obligation to update any forward -looking statement, except as required under applicable law.

For further information about Le Gaga, please visit the Company’s website at www.legaga.com.hk. For more information, please contact:

PRChina

Jane Liu	Henry Chik

Tel: (852) 2522 1838	Tel: (852) 2522 1368

Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk